Mail Stop 4561

      					December 9, 2005


Jonathan Z. Cohen
Chief Executive Officer
Resource Capital Corp.
712 Fifth Avenue, 10th Floor
New York, New York  10019

Re:	Resource Capital Corp.
	Amendment No. 3 to Registration Statement on Form S-11
      Filed November 18, 2005
      File No. 333-126517

Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover

1. Please note that only the names of the lead or managing underwriters should appear on the cover page. Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.




Summary, page 1

Our Company, page 1

2. We note your response to comment no. 2 and the revised disclosure that your objective is to provide your stockholders with total returns over time, including stable quarterly distributions and capital appreciation, that are attractive in relation to the risks associated with an investment in your company, or risk-adjusted returns. We continue to believe that references to "attractive" total returns and "stable" distributions are business jargon and should be omitted from the summary.

Our Investment Portfolio, page 3

3. We note your disclosures that as of September 30, 2005, your investments are consistent with your strategic target for these asset classes. For each asset class, please revise to clarify the percentage that you currently have invested in such class and how this differs from your intentions in the next twelve months.

External Manager, page 9

4. We note your response to comment no. 5 and the revised disclosure that when you are simply managing your portfolio your executive officers will devote "significantly less" time to your operations. Please revise your disclosure on pages 11 and 90 to quantify
"significantly less."

Distribution Policy, page 16

5. We note your response to comment no. 7 and the revised disclosure that you funded the July distribution from uninvested proceeds of your March 2005 private offering. Please tell us the source of your
$4.7 million distribution in October and please explain how the July distribution did not represent a return of capital.

6. We note your risk factor on page 43 that discusses the risk that distributions in excess of current earnings and profits will be treated as a return of capital that will reduce the basis of investors` stock. Please revise that risk factor to discuss the risk that in connection with your July distribution you have used, and, may in the future use, offering proceeds to make distributions and the impact that investing less proceeds may have on your ability to make future distributions. In addition, please revise the risk factor to discuss the risk that you may borrow to make distributions and impact such borrowings may have on your ability to make future distributions. Further, please revise to include summary risk factor disclosure regarding this risk.



Our Formation and Structure, page 19

7. We note your response to comment no. 9 and the revised disclosure regarding Apidos CDO I and Apidos CDO III. Please revise to include corresponding disclosure regarding Ischus CDO II, if applicable.
In
addition, please tell us the status of Apidos II and identify who owns its equity interests.

Management`s Discussion of Financial Condition, page 53

Contractual Obligations, page 71

8. We note your response to comment no. 14 and the revised disclosure. We further note that the $3.3 million listed on the table is calculated only for the next twelve months based on your current equity. Please expand your disclosure to calculate the amount based on your equity as adjusted for this offering.

Consolidated Statement of Cash Flows, page F-5

9. We note that proceeds from borrowings on warehouse agreements are presented as a cash outflow for the three months ended September 30,
2005. It appears that the proceeds and repayments on your warehouse facilities are presented as a net amount. Please revise to present these cash inflows and outflows on a gross basis in accordance with paragraph 13 of SFAS 95.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at
202-551-3852 with any other questions.

	Sincerely,



	Elaine Wolff
	Branch Chief

cc:	J. Baur Whittlesey, Esq. (via facsimile)
	Ledgewood
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Jonathan Z. Cohen
Resource Capital Corp.
December 9, 2005
Page 4